Exhibit 4

CONFIDENTIAL

June 26, 2006

WatchGuard Technologies, Inc.

Ed Borey, Chief Executive Officer

505 Fifth Avenue South

Suite 500

Seattle, WA  98104

Dear Ed:

                This revised non-binding letter of interest replaces our letter dated May 26, 2006 and is being provided per the request of Wachovia Securities.

After an extensive due diligence investigation, we are revising our previous offer of $5.10 per share to $4.65 per share in cash.  Our cash offer, further detailed below, is subject only to the satisfactory completion of confirmatory due diligence and definitive agreements.  We believe that these remaining tasks can be completed in two to three weeks following your agreement to an exclusive dealing period.

We are eager, both as a bidder and as WatchGuard’s second largest shareholder, to discuss with the board the due diligence findings that led to this downward revision and are prepared to do so as soon as possible.

Below are the principal terms of a potential transaction that we believe can be completed expeditiously:

1. Proposed Parties and Purchase Price.  A newly-formed affiliate of Vector would acquire 100% of the outstanding shares and options of capital stock of WatchGuard for a price of $4.65 in cash.  This represents a 23% premium to WatchGuard’s unaffected stock price (based on the opening price of $3.78 on March 14, 2006, the day we resumed our effort to buy stock in the open market in significant volumes).  Our proposal represents an enterprise value of $91 million based on information contained in the company’s most recent public filings and is based on a minimum net cash balance of $73 million at the close of the transaction, representing a 57% premium to the company’s unaffected enterprise value.

2. Sources of Financing.  Vector would be the sole source of equity capital for the transaction.  Although we also expect to use modest leverage pursuant to commitment letters to be entered into prior to execution of the definitive transaction agreement, our proposal is not contingent on the availability or terms of third-party financing.

                3. Approvals.  Other than approval of Vector’s investment committee (comprised of our three investing partners, and which I chair), no other consents or approvals are required.  Our investment committee has already reviewed and preliminarily approved this potential transaction.  Assuming satisfactory completion of confirmatory due diligence, this preliminary approval would be finalized shortly before the execution of mutually-acceptable definitive transaction documents.

                4. Regulatory and Third-party Approvals.  Other than HSR and approval of WatchGuard’s board of directors and shareholders, we do not anticipate the need for any regulatory or third-party approvals to complete a transaction.

                5. Further Confirmatory Due Diligence.  In making this revised indication, we have relied upon the information and projections in the Confidential Information Package provided by Wachovia, presentations and information provided by management, publicly available information, and materials in the data room (including but not limited to financial projections and historical data, information concerning Net Operating Losses, “sell-in to sell-through” calculations, shipment and pricing data, and inventory data). Should our revised indication be accepted, we would conduct a final phase of confirmatory due diligence, focusing on: customer satisfaction and loyalty, relationships with resellers and other channel partners, accuracy of operational metrics and financial data presented by management, and customary legal and accounting diligence.

6.  Definitive Documents.  We are also separately sending a summary of our principal comments to the draft Definitive Agreement provided by Wachovia.

7. Contact Information.  The following people will serve as your Vector contact for this transaction:

Alex Slusky

Managing Partner

415-293-5000

aslusky@vectorcapital.com

Dominic Ang

Vice President

415-293-5080

dang@vectorcapital.com

                8. Exclusive Dealing.  Upon receipt of a countersigned copy of this letter, the following provisions shall be binding on us.  For a period of thirty (30) days from the date of acceptance of this letter, WatchGuard will not, and will cause its officers, directors, shareholders, employees, agents and affiliates not to, directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with, provide any non-public information to, or in any manner encourage, discuss, accept, consider any proposal of, or enter into any agreement with any other third party relating to (i) the acquisition of WatchGuard, its shares, or its assets or business, in whole or in part, whether through direct purchase, merger, consolidation, sale of shares, or equity investments, including, without limitation, the grant of any license to any intellectual property of WatchGuard other than in the ordinary course of business related to the sale of WatchGuard products and services, (ii) any additional funding or sources of funding for WatchGuard, or (iii) any other business combination.  WatchGuard agrees that any such negotiations (other than negotiations with Vector) in progress as of the date of this LOI will be immediately terminated.  In no event will WatchGuard accept or enter into an agreement concerning any such third party acquisition transaction during such period. WatchGuard will notify Vector promptly, and in any event within 24 hours, after receipt by WatchGuard (or any of its officers, directors, shareholders, employees, agents or affiliates) of any proposal for, or inquiry respecting, any such third party acquisition transaction involving WatchGuard or any request for information in connection with such a proposal or inquiry, or for access to the properties, books or records of WatchGuard by any third party that informs WatchGuard that it is considering making, or has made, such a proposal or inquiry.  Such notice to Vector will indicate in reasonable detail the identity of the person or entity making such proposal or inquiry and the terms and conditions of such proposal or inquiry.  WatchGuard represents and warrants that it has the legal right to terminate or suspend any such pending negotiations and agrees to indemnify Vector, its representatives and agents from and against any claims by any party to such negotiations based upon or arising out of the discussion or any consummation of the proposed transaction as contemplated by this LOI.

We would be happy to provide further clarification and answer any questions you may have regarding the terms proposed above.  We continue to believe that WatchGuard shareholders strongly prefer a sale of the company as soon as possible to the highest cash bidder, whether that be us or another party.  We believe that our revised all-cash proposal continues to represent compelling value in light of the operational and structural challenges and risks faced by the company and urge the board to accept our invitation to meet and discuss these matters further.

If we have not received a favorable response from you by the close of business on Thursday, June 29, 2006, we will assume you have no interest in our proposal.

Sincerely,

VECTOR CAPITAL CORPORATION

/s/ Alex R. Slusky

Alex Slusky,

President

Acknowledged and Agreed:

WatchGuard Technologies, Inc.

By: _____________________

Ed Borey

Chief Executive Officer